Exhibit 99.1.1

Response Biomedical Corporation Granted Class 3 Medical Device License by Health Canada to Market RSV Assay in Canada

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 17, 2010--Response Biomedical Corporation (TSX: RBM; OTCBB: RPBIF) today announced that it has been granted a Class 3 (near patient/point-of-care) Medical Device license by Health Canada to market its RAMP® Respiratory Syncytial Virus (RSV) Assay in Canada.

The test, manufactured by Response Biomedical, runs on the RAMP® 200 Reader and is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product to detect the presence of RSV F-protein antigens in nasopharyngeal swab, nasopharyngeal aspirate, or nasal wash/aspirate specimens at the point-of-care. Measurement of RSV aids in the rapid diagnosis of RSV viral infections in symptomatic patients. RSV is the most common cause of severe lower respiratory tract disease among infants and young children. Persons at increased risk for severe disease or death include premature infants, older adults, and persons of any age with compromised respiratory, cardiac, or immune systems. RSV is transmitted from person to person via close contact, droplets, or fomites. In temperate climates, peak RSV activity typically occurs during the winter. However, year-to-year national and regional variability in the RSV season onset and offset occurs in North America. Appropriately timed diagnostic tests can provide data that indicate when the RSV season begins, information that has been critical in determining when to begin RSV prophylaxis for infants and children at high risk for infection.

“We are very pleased to receive country of origin approval to market the RSV test in Canada,” said S. Wayne Kay, CEO of Response Biomedical. “Health Canada approval of our rapid RSV test adds another product to the RAMP® platform that addresses the growing need for detecting upper respiratory infections, and assists greatly in our ability to achieve further global registrations and expand the market for this product. For instance, country of origin approval allows us to market the product in many other international jurisdictions that accept such an approval as the regulatory requirement in their country. This license also allows our other Class 3 Assays, which includes all of our cardiac products, to be run on the RAMP® 200 Reader in Canada.”

Currently available methods for diagnosis of RSV infections include cell culture, serology, and direct examination of respiratory secretions. These include electron microscopy, indirect and direct immunofluorescent antibody tests (DFA), enzyme-linked immunoassays (EIAs), and nucleic acid amplification (e.g. polymerase chain reaction (PCR)). The RAMP® advantage to the competitive point-of-care products on the market is the unbiased Reader interpretation, rather than a subjective visual interpretation, as well as connectivity to laboratory information systems.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com